SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 June 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Regional Restructuring and Cost Saving Programme

Exhibit No: 99.1

IHG ANNOUNCES REGIONAL RESTRUCTURING

AND COST SAVING PROGRAMME

June 30, 2009: InterContinental Hotels Group PLC ("IHG") [LON: IHG; NYSE: IHG (ADRs)] announces a significant cost saving programme including the restructuring of IHG's Asia Pacific region.

IHG has experienced rapid growth in the Asia Pacific region in recent years, in particular in the Greater China region where IHG is the largest international hotel company, with 115 hotels open and 127 in the development pipeline. Consistent investment in its core operations has grown IHG's leadership position in the region.

The Asia Pacific organisation is now being restructured and streamlined while giving greater focus to individual parts of the region. IHG's operations in Greater China are now of sufficient scale that they will become a separate business unit under the leadership of Keith Barr, Regional Managing Director based in Shanghai, reporting directly to Andy Cosslett, IHG's Chief Executive. A second business unit comprising IHG's operations in Southern Asia, Japan, Korea and the Pacific  will be led by Jan Smits, Regional Managing Director based in Singapore. Mr. Smits will also report to Andy Cosslett.

As a result of the changes, Peter Gowers, currently Chief Executive Officer, Asia Pacific will leave the business on 31 July.

This change is part of a broader cost saving programme involving streamlining various parts of the global organisation, discretionary cost control, improved efficiency and effectiveness and making greater use of IHG's scale to achieve purchasing savings.

The programme will generate enduring cost savings, in addition to the initial $30m of 2009 cost savings identified in February 2009.  The details of the savings will be reported with IHG's interim results for the six months to 30 June 2009 on 11 August, together with the one-off cost of implementing the programme. The ongoing cost saving programme will be led by Richard Solomons, who assumes the role of Head of Commercial Development in addition to his duties as Chief Financial Officer.

Andrew Cosslett, Chief Executive, said: "We have grown rapidly over the last few years and worked hard to align the business. This allows us to accelerate the programme we have been working on to drive efficiency across the business.

"Asia remains a key long term growth driver for IHG. We have a strong infrastructure and a talented group of operators in the region. Today's restructuring will ensure we maintain our leadership position.

"Peter Gowers has made a significant contribution to IHG over the last 10 years across key parts of the business including brand development and the Asia Pacific region. We thank him and wish him the very best for the future."

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon, Emma Corcoran):	+44 (0) 1895 512 426
+44 (0) 7808 094 471

Notes to Editors:

1)   Keith Barr was appointed Chief Operating Officer, Greater China in November 2008. Based in Shanghai, Keith oversees operations of IHG’s managed, owned and franchised hotels in Greater China including Hong Kong SAR, Macau SAR and Taiwan. Keith was previously Chief Operating Officer, Australia, New Zealand and South Pacific for IHG, where he was awarded HM magazine Hotelier of the Year in 2008. Keith joined IHG in early 2000 as Vice President of Sales and Revenue Management on the acquisition of Bristol Hotels and Resorts. He held the positions of Vice President of Operations for the Holiday Inn brand and all midscale brands in North America before his move to the Asia Pacific region.

2)   Prior to his appointment as Regional Managing Director South Asia Pacific, Japan and Korea, Jan Smits was Chief Operating Officer, Southern Asia and Korea. Jan has more than 20 years of industry experience including several regional roles across various countries including India, Australia and Papua New Guinea. Before joining IHG in 2002, Jan was Area General Manager with Southern Pacific Hotels Corporation where he started his career in 1981.

3)   InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 4,200 hotels and more than 620,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 43 million members worldwide.

IHG has nearly 1,700 hotels in its development pipeline, which will create 140,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at  www.ihg.com  and information for the Priority Club Rewards programme at  www.priorityclub.com. For the latest news from IHG, visit our online Press Office at  www.ihg.com/media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 June 2009